Exhibit 99.3

A2Z Cust2Mate Solutions Corp. Announces Aggregate US$12.5 Million Registered Direct Offering, Priced at $6.40 Per Share, with No Warrants

TEL AVIV, ISRAEL / ACCESSWIRE / December 12, 2024 / A2Z Cust2Mate Solutions Corp. (the “Company” or “A2Z”) (NASDAQ:AZ) (FRA - WKN: A3CSQ), a global leader in innovative technology solutions, today announced that it has entered into a definitive securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 1,947,000 common shares at a purchase price of US$6.40 per share. Subject to customary closing conditions, the transaction is expected to close on or around Monday, December 16, 2024. A2Z anticipates that the net proceeds from this offering, after deducting offering expenses, will be used for working capital and general corporate purposes. No placement agent was used or participated in the offering.

The common shares in the offering are being offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-271226), which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 21, 2023. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at http://www.sec.gov. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

For more information on A2Z Cust2mate Solutions Corp. (NASDAQ:AZ)($AZ)(FRA - WKN:A3CSQ) and its subsidiary, Cust2mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the registered direct offering, entry into additional securities purchase agreements, the consummation of additional tranches, if any, and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the Securities and Exchange Commission.